08004616

FOSTER'S
GROUP

SEC Mail Processing Section

AUG 18 2008

Washington, DC
104

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Appendix 3Z – Final Director's Interest Notice"

Released: 22 July 2008

SUPPL

Pages: 3
(including this page)

PROCESSED
SEP 02 2008
THOMSON REUTERS

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

dlw 8/29

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Trevor Louis O'Hoy
Date of last notice	14 December 2007
Date that director ceased to be director	21 July 2008

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
288,394 Ordinary Shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Foster's Share Plans Pty Ltd (pursuant to the Director's Share Purchase Plan)	170,998 Ordinary Shares

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

Dated: 22 July 2008

+ See chapter 19 for defined terms.

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Ian Johnston Appointed Acting CEO on Departure of Trevor O'Hoy"

Released: 21 July 2008

Pages: 2
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP

21 July 2008

IAN JOHNSTON APPOINTED ACTING CEO ON DEPARTURE OF TREVOR O'HOY

The Board of Foster's Group Limited (Foster's) has announced that Chief Executive Officer, Trevor O'Hoy, will step down from his role today.

Ian Johnston, currently a non-executive Director of the Company, has agreed to assume the role of Acting Chief Executive Officer, pending the appointment of a permanent successor to Mr O'Hoy.

Ian's brief from the Board is to maintain senior management focus and energise the team to drive day-to-day business performance across product categories and global businesses. He will also assist Chairman, David Crawford in overseeing the Wine Review announced on 10 June.

Chairman, Mr David Crawford said, "Trevor has led Foster's through a period of significant structural and business change since his appointment as CEO in 2004, including the acquisition of Southcorp, the rationalisation of the Company's manufacturing and logistics footprint and the divestment of non-core assets".

"We again thank Trevor for his significant contribution throughout his 33 years with Foster's and wish him well in his future endeavours", David said.

Ian Johnston, who has been a Director since September 2007, is a former Managing Director, Global Confectionary for Cadbury Schweppes plc and has extensive experience in the international beverage industry with Cadburys in Australia and the UK. Ian began his career with Unilever in Australia, Canada and Europe.

The Company continues to expect that the previously announced Wine Review and search for a new CEO will be concluded during the first half of fiscal 2009.

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623

END